Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition
Released	07:00 24-Oct-05

RNS Number:0384T
Wolseley PLC
24 October 2005

NEWS RELEASE
24 October 2005

Wolseley plc
Acquisition update including the £140 million acquisition of Encon, a leading UK distributor of insulation materials

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today that, since the last acquisition update on 18 October 2005, it has completed a further two acquisitions including the acquisition of Encon, a leading distributor of insulation products in the UK.

Since the beginning of the financial year on 1 August 2005, a total of ten distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £235 million in cash. These ten acquisitions are expected to add approximately £357 million to group turnover in a full year. Goodwill related to these acquisitions is estimated to be around £166 million.

European Distribution

On 22 October 2005, Wolseley UK acquired insulation distribution specialist Encon from 3i and certain Encon management and staff. The acquisition is in line with Wolseley's strategy of expanding its European distribution operations into related construction materials. The cash consideration of £140.5 million will be financed from Wolseley's existing resources.

The Encon business

Encon is the second largest insulation distributor in the UK with around an 11 per cent market share. With around 550 employees across a network of 22 branches in the UK, Encon is a leading operator specialising in mineral fibre insulation, foam insulation and drywall, ceiling and partition products. The insulation market promises strong growth in response to legislation for improved thermal and acoustic performance in new and existing buildings. Furthermore, increasing fuel prices and demands for energy conservation, along with an increase in loft conversions and timber frame construction, are also expected to keep the insulation market buoyant.

Wolseley believes that there will be significant opportunities for growth and synergies between Encon and Wolseley UK, particularly the distribution of Encon's 14,000 insulation and dry-lining products through Wolseley UK's network of branches.

The key operational management of Encon will remain with the business and join the Wolseley group reporting to Adrian Barden, Managing Director, Wolseley UK.

Financial effects of acquisition

For the year ended 31 August 2005, Encon reported sales of £169.0 million and operating profit, before goodwill amortisation, of £9.7 million. Gross assets at that date were £71.2 million. The acquisition is expected to be earnings enhancing from the outset. The return on gross capital employed is expected to achieve Wolseley's normal acquisition return target.

North American Plumbing and Heating Distribution

In October 2005, Ferguson acquired Camellia Valley Supply ("CVS"), a waterworks wholesaler based in Sacramento, CA, from Pacific Coast Supply, LLC. The acquisition of CVS strengthens Ferguson's waterworks position in Northern California, adding three new locations and expanding its customer base. In the year ended 31 March 2005, CVS had sales of $33.8 million (£18.8 million) and had gross assets of $12.5 million (£6.9 million) at that date.

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of	Spend
	Acquisitions	£ million

European Distribution	3	161
North American Plumbing & Heating Distribution	7	75
US Building Materials Distribution	–	–

TOTAL	10	236

Charlie Banks, Group Chief Executive of Wolseley said:

"We are delighted to announce these new acquisitions which will further strengthen our presence in Europe and North America. I am particularly pleased with the Encon acquisition which supports our strategy of expanding the range of construction products we distribute. Encon makes Wolseley the second largest player in the UK insulation market when previously we had little presence. It is an excellent company and it operates in a market which should provide significant opportunities for future growth."

ENQUIRIES:

Investors/Analysts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778 187

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications

Brunswick	020 7404 5959
Andrew Fenwick
Deborah Fairbrass

Exchange Rates

The following exchange rates have been used for the acquisitions noted above:
£1 = $1.80.

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before goodwill, was £721 million. Wolseley has around 60,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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